Mail Stop 3561

December 11, 2007

By U.S. Mail and facsimile to (860) 665-3581

Charles W. Shivery
Chairman, President and Chief Executive Officer
Northeast Utilities
One Federal Street
Building 111-4
Springfield, MA 01105

> **Re: Northeast Utilities**
> **Definitive 14A**
> **Filed March 26, 2007**
> **File No. 1-05324**

Dear Mr. Shivery:

We have reviewed your response letter dated October 16, 2007 and have the following comments. Please respond to our comments by December 26, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Benchmarking, page 26

1. We note your response to comment 5 in our letter dated August 21, 2007. Please confirm to us that you will identify in future filings the components of the utility and general industry survey data.

Incentive Compensation, page 28

2. We note your response to comment 6 in our letter dated August 21, 2007 and we reissue that comment. Please provide all corporate operational and financial goals in future filings, or provide us with your arguments as to why you did not include such information for the 2007 proxy statement.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: Kerry J. Kuhlman (via facsimile to (860) 665-5950)
       Vice President and Secretary